EXHIBIT 7.1

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Each of Inland Mortgage Investment Corporation, Inland Real Estate Investment Corporation, Inland Investment Stock Holding Company, Partnership Ownership Corporation, and Inland Investment Advisors, Inc. is a direct or indirect wholly-owned subsidiary of The Inland Group, Inc.  Daniel L. Goodwin is a control person with respect to The Inland Group, Inc.  Inland Investment Stock Holding Company, Partnership Ownership Corporation and Inland Investment Advisors, Inc. are direct wholly-owned subsidiaries of Inland Real Estate Investment Corporation.